Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Very Good Food Company Inc.

We consent to the use of our report dated March 31, 2022, on the consolidated financial statements of The Very Good Food Company Inc., which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes, which is incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus included in the registration statement on Form F-1 dated June 30, 2022 of The Very Good Food Company Inc.

/s/ KPMG LLP

Chartered Professional Accountants

June 30, 2022

Vancouver, Canada